UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 21, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F      ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Item 2.05 Costs Associated with Exit or Disposal Activities
SIGNATURE
EXHIBIT 99.1

Item 2.05 Costs Associated with Exit or Disposal Activities
On May 18, 2007, Avago Technologies Finance Pte. Ltd. (the “Company”) announced further expansion of its manufacturing outsourcing program. As a result of these latest actions, the Company will reduce its Singapore workforce by approximately 230 employees and expects to record a cash charge of approximately $4 million in its third fiscal quarter, ending July 31, 2007.
Financial Statements and Exhibits.
          (d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by Avago Technologies on May 18, 2007 entitled “Avago Technologies Announces Expansion of Manufacturing Outsourcing”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 21, 2007

Avago Technologies Finance Pte. Ltd.

By:	/s/ Mercedes Johnson

Name:	Mercedes Johnson
Title:	Senior Vice President, Finance and Chief Financial Officer

INDEX TO EXHIBITS FILED WITH
THE REPORT ON FORM 6-K DATED MAY 21, 2007

Exhibit No.	Description

99.1	Press release issued by Avago Technologies on May 18, 2007 entitled “Avago Technologies Announces Expansion of Manufacturing Outsourcing”